Exhibit 99.1

COMAMTECH INC.

COMAMTECH OBTAINS INTERIM COURT ORDER FOR PLAN OF ARRANGEMENT

Montreal, Québec, April 20, 2011 – Comamtech Inc. (“Comamtech”) (OTCBB: COMT) announced that on April 14, 2011, the Ontario Superior Court of Justice (Commercial List) has issued an interim order authorizing Comamtech to, among other things, call a special meeting of its shareholders (the “Special Meeting”) to consider and, if deemed advisable, pass a special resolution approving a proposed plan of arrangement (the “Plan of Arrangement”). On October 20, 2010, Comamtech and DecisionPoint Systems, Inc. (“DecisionPoint”) (OTCBB: DNPI)  jointly announced that they had entered into an arrangement agreement with 2259736 Ontario Inc. (“MergerCo”), a wholly-owned subsidiary of Comamtech, with respect to an arrangement pursuant to which Comamtech (through MergerCo) will acquire all of the issued and outstanding securities of DecisionPoint in a reverse take-over. Comamtech and MergerCo will subsequently be continued under the General Corporation Law of the State of Delaware.

The Special Meeting to approve the Plan of Arrangement will be held at 10:00 a.m. (EDT) on May 18, 2011, at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9. The record date for determining the holders of common shares of Comamtech that will be entitled to receive notice of and to vote at the Special Meeting is April 18, 2011. The special resolution approving the Plan of Arrangement must be approved by not less than two-thirds of the votes cast by shareholders represented in person or by proxy at the Special Meeting. Comamtech’s board of directors has unanimously recommended that holders of Comamtech common shares vote in favour of the Arrangement Resolution.

The Notice of Special Meeting, Management Information Circular and Form of Proxy with respect to the Plan of Arrangement are expected to be mailed to holders of common shares of Comamtech this week. Copies of these documents will also be available on SEDAR at www.sedar.com.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers. They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere. DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies. For more information on DecisionPoint Systems visit:

 http://www.decisionpt.com/news.php.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com